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MAR 18 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68967

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 11, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kittle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 E. 96th Street, Suite 300
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz, Sapper & Miller, LLP
(Name – *if individual, state last, first, middle name*)

800 East 96th Street, Suite 500	Indianapolis	Indiana	46240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/27/14

OATH OR AFFIRMATION

I, Daniel LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kittle Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013

KATZ
KSM SAPPER
& MILLER

ksmcpa.com

KITTLE CAPITAL MARKETS, LLC

CONTENTS

KATZ SAPPER & MILLER

Our People: Your Success

Independent Auditors' Report

To the Member
Kittle Capital Markets, LLC

We have audited the accompanying statement of financial condition of Kittle Capital Markets, LLC as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

800 East 96th Street, Suite 500
Indianapolis, IN 46240

Tel 317.580.2000
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Kittle Capital Markets, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
March 13, 2014

KITTLE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

ASSETS	
Cash	$ 79,310
Prepaid expenses and other	9,000
TOTAL ASSETS	$ 88,310

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 13,666
MEMBER'S EQUITY	74,644
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 88,310

See accompanying notes.

KITTLE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

The Company was in its developmental stages in 2012 and the first two quarters of 2013 and was approved by FINRA on July 11, 2013.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no liability for federal or state income taxes has been reflected in the accompanying financial statement.

The Company's member files federal and various state income tax returns. The Company's member is subject to U.S. federal and state income tax examinations by tax authorities for all years since 2010.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through March 13, 2014, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2013, the Company had Net Capital of $65,644, which was $60,644 in excess of the required Net Capital of $5,000.

NOTE 3 - COMMITMENTS

The Company leases its office space under an operating lease that is renewed on a month to month basis. For the year ended December 31, 2013, total rent expense was $443.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement for expenditures such as salaries and rent. Expenses related to this arrangement totaled $13,666 in 2013, all of which was accrued at December 31, 2013.